UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 13, 2017, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) announced that it had acquired a controlling interest in TyrNovo Ltd., a privately held Israeli company (“TyrNovo”), from Goldman Hirsh Partners Ltd (“GHP”). Pursuant to the terms of the transaction, the Company issued GHP 11,292,508 ordinary shares of the Company (the “Consideration Shares”) and will pay GHP aggregate cash proceeds of $2 million (the “Cash Consideration”) in exchange to 9,570 ordinary shares in TyrNovo, representing approximately a 56% interest in TyrNovo (the “Completed TyrNovo Acquisition”). $1,200,000 of the Cash Consideration and all of the Consideration Shares are subject to a post-closing escrow arrangement in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition. The Company further announced that it may acquire additional equity stakes in TyrNovo from TyrNovo’s minority shareholders in exchange for additional Ordinary Shares of Kitov, in amounts to be agreed with such shareholders. In connection with the closing of the Completed TyrNovo Acquisition, on January 13, 2017 GHP resigned from its position of sole director of TyrNovo, and on January 16, 2017 Mr. Simcha Rock, the Company’s Chief Financial Officer, was appointed the sole director of TyrNovo.

The Company is announcing that on January 19, 2017, the Tel Aviv District Court (Economic Division) issued a temporary interlocutory injunction (the “Injunction”), in response to a motion filed on January 19, 2017 by Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning 534 shares (representing 3.12%) in TyrNovo (hereinafter, the “Motion”). The Motion was filed ex parte against the Company, TyrNovo, GHP and Katzenell Dimant Trustees Ltd. (“KDT”), the escrow agent with respect to the portions of the consideration which are required to be held in escrow subsequent to closing in accordance with the terms and post-closing conditions of the Completed TyrNovo Acquisition.

Taoz filed the Motion alleging certain rights as a minority shareholder in TyrNovo, as well as purported contractual rights with GHP and/or TyrNovo which are alleged to bind third parties, all pursuant to a non-binding term sheet executed on July 11, 2016 by and among Taoz, TyrNovo, and GHP. The alleged rights include pro-rata tag along rights over any transfer of shares by GHP in excess of 5% of the issued and outstanding share capital of TyrNovo; rights to prevent a sale by GHP of more than 14% of the issued and outstanding share capital of TyrNovo; right of first refusal over any transfers of shares in TyrNovo by any of the shareholders of TyrNovo; and proportional co-sale rights over any transfers of shares in TyrNovo by any of the shareholders of TyrNovo.

The Motion sought temporary interlocutory injunctions as follows: (i) to enjoin the Company and GHP from taking any further steps to actualize, advance and effect the Completed TyrNovo Acquisition; (ii) to enjoin the Company and GHP from making any changes to the composition of the board of directors of TyrNovo; (iii) to enjoin GHP from making any disposition of its holdings in TyrNovo, or those of anyone else acting on GHP’s behalf; (iv) to enjoin the Company from making any disposition of the shares in TyrNovo, to such extent as they may been transferred to the Company or any person acting on its behalf; (v) to enjoin the Company from transferring to GHP any consideration with respect to the shares of TyrNovo held by GHP; (vi) to enjoin the Company from making any use of and/or transferring funds and/or transferring any such shares of GHP which may have been received by the Company from GHP or KDT with respect to the agreement concerning the Completed TyrNovo Acquisition; (vii) to enjoin KDT from making any dispositions, changes, transfers and/or withdrawals of any assets held by KDT in connection with the agreement concerning the Completed TyrNovo Acquisition, including any monies or shares of the Company which were placed in escrow; and (viii) any other temporary relief seen fit by the Court under the circumstances.

In the Injunction, the Court enjoined the Company, GHP, TyrNovo and KDT from continuing with any actions to complete the Completed TyrNovo Acquisition, but only to such extent that the Completed TyrNovo Transaction had not yet closed. The Court rejected the Motion with respect to all the additional temporary interlocutory injunctive relief sought by Taoz. The Court ordered Taoz to deposit funds or post a bond in the amount of NIS 100,000 by not later than Sunday, January 22, 2017 12:00 Israel time; ordered the respondents to submit responses to the Motion by Monday, January 23, 2017 10:00 Israel time; and, scheduled a hearing with respect to the Motion to be held on Sunday, January 29, 2017 at 11:30 Israel time.

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The Company rejects the allegations made by Taoz and all of the claims asserted against the Company in the Motion, and shall deliver its response to the Court in accordance with applicable law.

Inasmuch as the Completed TyrNovo Acquisition closed in accordance with its terms on January 13, 2017, and the additional temporary interlocutory injunctive relief sought by Taoz was rejected, the Company believes there is a lack of clarity in the decision with respect to certain aspects of the Injunction insofar as its applies to the post-closing matters surrounding the Completed TyrNovo Acquisition, and the Company intends to ask the Court for clarifications as part of its response.

Any securities which have been and/or may be offered by the Company to shareholders of TyrNovo Ltd. have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements and the Company's Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the final ruling of the Tel Aviv District Court in connection with a motion in connection with the acquisition of holdings in TyrNovo Ltd., the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 20, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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